FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding notice of 2019 annual general meeting of Huaneng Power International, Inc. (the Registrant”), as well as the proxy form and reply slip attached thereto, made the Registrant on April 29, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

NOTICE OF 2019 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2019 annual general meeting (the “Annual General Meeting” or “General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 16 June 2020 at Conference Room A102, the headquarters the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2019

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2019

3.	To consider and approve the audited financial statements of the Company for 2019

4.	To consider and approve the profit distribution plan of the Company for 2019 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2020 (Note 2)

SPECIAL RESOLUTIONS

6.00	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company

6.01	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 3)

6.02	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 3)

6.03	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 3)

7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

ORDINARY RESOLUTIONS

9.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary (Note 3)

10.00	To consider and approve the proposals regarding the election of Directors (excluding Independent Non-executive Directors) (Note 3)

10.01	To elect Mr. ZHAO Keyu as the Executive Director

10.02	To elect Mr. ZHAO Ping as the Executive Director

10.03	To elect Mr. HUANG Jian as the Non-executive Director

10.04	To elect Mr. WANG Kui as the Non-executive Director

10.05	To elect Mr. LU Fei as the Non-executive Director

10.06	To elect Mr. TENG Yu as the Non-executive Director

10.07	To elect Mr. MI Dabin as the Non-executive Director

10.08	To elect Mr. CHENG Heng as the Non-executive Director

10.09	To elect Mr. GUO Hongbo as the Non-executive Director

10.10	To elect Mr. LIN Chong as the Non-executive Director

11.00	To consider and approve the proposals regarding the election of Independent Non-executive Directors (Note 3)

11.01	To elect Mr. XU Mengzhou as the Independent Non-executive Director

11.02	To elect Mr. LIU Jizhen as the Independent Non-executive Director

11.03	To elect Mr. XU Haifeng as the Independent Non-executive Director

11.04	To elect Mr. ZHANG Xianzhi as the Independent Non-executive Director

11.05	To elect Mr. XIA Qing as the Independent Non-executive Director

12.00	To consider and approve the proposals regarding the election of Supervisors (Note 3)

12.01	To elect Mr. LI Shuqing as the Supervisor

12.02	To elect Mr. MU Xuan as the Supervisor

12.03	To elect Mr. YE Cai as the Supervisor

12.04	To elect Mr. GU Jianguo as the Supervisor

As at the date of this notice, the directors of the Company are:

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director
Lin Chong (Non-executive Director)

Beijing, the PRC
29 April 2020

Notes:

1.	The profit distribution plan of the Company for 2019

The Company's proposed profit distribution plan for 2019 is a cash dividend of RMB0.135 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,119,242,603.47.

2.	Proposal regarding the appointment of the Company’s auditors for 2020

The board of directors of the Company (the “Board of Directors”) proposes to appoint Ernst & Young Hua Ming LLP to be the Company’s domestic auditors and the auditors for U.S. 20F annual report, and Ernst & Young to be the Company’s Hong Kong auditors for 2020. The total remuneration is proposed to be the same as last year of RMB26,500,000, pursuant to the work scope of 2020 and the relevant market rates.

3.	Please refer to the circular of the Company dated 29 April 2020 for details.

4.	Proxy

1.	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

4.	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

5.	The resolutions set out in this Notice will be voted by poll.

5.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person(s) to attend the meeting.

2.	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 26 May 2020.

3.	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Registration Matters for H Shareholders

1.	Closure of Register of Members of H Shares for attending the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 27 May 2020 to 16 June 2020 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 26 May 2020. Holders of H shares whose names are recorded in the register of member of the Company on 16 June 2020 are entitled to attend the Annual General Meeting.

2.	Closure of Register of Members for Payment of the Final Dividend for 2019

In order to determine the H Shareholders entitled to receive the 2019 Final Dividend, the Company will suspend registration of transfer of H Shares from 4 July 2020 to 8 July 2020 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 3 July 2020. The H Shareholders whose names are recorded in the register of members of the Company on 8 July 2020 are entitled to receive the 2019 Final Dividend.

7.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

3.	The address for contact:
Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Person: Xie Meixin
Contact Telephone No:  (+86)10-6322 6590
Facsimile No:  (+86)10-6322 6888
Email address:  xiemx@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

Proxy Form for 2019 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We)(Note 2)
of	,
Shareholders’ Account:
and I.D. No.:
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the
“Company”) now appoint (Note 3)
I.D. No.:
(of	),
or failing him, the Chairman of the meeting, as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2019 Annual General Meeting to be held at 9:00 a.m. on 16 June 2020 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.(Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and pprove the working report from the Board of Directors of the Company for 2019
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2019
3.	To consider and approve the audited financial statements of the Company for 2019
4.	To consider and approve the profit distribution plan of the Company for 2019
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2020
SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
6.00	Proposals regarding the issue of short term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company
6.01 To consider and approve the proposal regarding the issue of short-term debentures by the Company
6.02 To consider and approve the proposal regarding the issue of super short-term debentures by the Company
6.03 To consider and approve the proposal regarding the issue of debt financing instruments (by way of non- public placement)
6.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments
7.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares
ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
9.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary

ORDINARY RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM		NUMBER OF VOTES (Note 5)
10.00	~~To consider and approve the proposals regarding the election of Directors (excluding Independent Non-executive Directors)~~
10.01	To elect Mr. ZHAO Keyu as the Executive Director
10.02	To elect Mr. ZHAO Ping as the Executive Director
10.03	To elect Mr. HUANG Jian as the Non-executive Director
10.04	To elect Mr. WANG Kui as the Non-executive Director
10.05	To elect Mr. LU Fei as the Non-executive Director
10.06	To elect Mr. TENG Yu as the Non-executive Director
10.07	To elect Mr. MI Dabin as the Non-executive Director
10.08	To elect Mr. CHENG Heng as the Non-executive Director
10.09	To elect Mr. GUO Hongbo as the Non-executive Director
10.10	~~To elect Mr. LIN Chong as the Non-executive Director~~
11.00	To consider and approve the proposals regarding the election of Independent Non-executive Directors
11.01	To elect Mr. XU Mengzhou as the Independent Non-executive Director
11.02	To elect Mr. LIU Jizhen as the Independent Non-executive Director
11.03	To elect Mr. XU Haifeng as the Independent Non-executive Director
11.04	To elect Mr. ZHANG Xianzhi as the Independent Non- executive Director
11.05	To elect Mr. XIA Qing as the Independent Non-executive Director
12.00	~~To consider and approve the proposals regarding the election of Supervisors~~
12.01	To elect Mr. LI Shuqing as the Supervisor
12.02	To elect Mr. MU Xuan as the Supervisor
12.03	To elect Mr. YE Cai as the Supervisor
12.04	To elect Mr. GU Jianguo as the Supervisor

Date:	2020	Signature:	(Note 5)
Notes:

1.
Please insert the number of H Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the H Shares in the share capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2019 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✔) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”, IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✔) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”, YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (✔) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTION(S)), If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the meeting other than those referred to in the notice for the meeting.

5.
IMPORTANT: IN RESPECT OF THE RESOLUTIONS NO. 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09 AND 10.10, RESOLUTIONS NO. 11.01, 11.02, 11.03, 11.04 AND 11.05, AND RESOLUTIONS NO. 12.01, 12.02, 12.03 AND 12.04, CUMULATIVE VOTING SYSTEM WILL BE ADOPTED IN CARRYING OUT THE VOTING AND THE COUNTING OF VOTING RESULTS REGARDING THESE RESOLUTIONS. PLEASE FILL IN THE “NUMBER OF VOTES” COLUMN WITH THE NUMBER OF VOTES YOU WISH TO CAST FOR CERTAIN DIRECTOR CANDIDATE(S). Set out below are instructions illustrating the voting method using cumulative voting system in respect of Resolutions No. 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10. Please fill in your intention of voting in accordance with the following instructions:

(i)
In relation to Resolutions No. 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10, for every share held by you, you will have the same number of votes which equals the number of directors to be elected. For example, if you are holding 1 million shares and 10 directors are to be elected at the AGM, the aggregate number of votes which you will have will be 10 million (i.e. 1 million shares x 10 = 10 million voting shares) for the voting of Resolutions No. 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10.

(ii)
you may cast all your votes on one candidate or cast any portion of your votes on different candidates in any combination. Please fill in the number of votes you wish to cast for certain candidate(s) in the “NUMBER OF VOTES” column. For example, if you are holding 1 million shares, the total number of your votes regarding Resolutions No. 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10 is 10 million. You may choose to cast the 10 million votes equally amongst the 10 candidates, or to cast all your 10 million votes to one candidate, or cast 0.5 million votes to candidate A for director, 0.5 million votes to candidate B for director, 0.5 million votes to candidate C for director, 0.5 million votes to candidate D for director, 0.5 votes to candidate E for director, 0.5 million votes to candidate F for director, 0.5 million votes to candidate G for director, 0.5 million votes to candidate H for director, 3 million votes to candidate I for director and 3 million votes for candidate J for director, etc.

(iii)
when the total number of your votes, representing the total number of shares held by you multiplied by the total number of directors to be elected, are used up after voting for a candidate or certain candidates, you will have no votes remaining to be cast on other candidates. The total number of votes you cast on ten candidates shall not exceed the aggregate number of votes to which you are entitled.

(iv)
please note that when the total number of votes you cast on one candidate or different candidates exceeds the total number of votes to which you are entitled, you shall modify the total number of votes cast by you. Otherwise, all the votes cast by you shall be deemed invalid; when the total number of votes you cast on one candidate or different candidates is less than the total number of votes to which you are entitled, such voting shall be valid and the uncast votes shall be regarded as abstain votes. For example, if you are holding 1 million shares, the total number of your votes regarding Resolutions No. 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10 is 10 million, (a) if you fill in “10 million votes” in the “NUMBER OF VOTES” column under candidate A, you have used up all the votes to which you are entitled, which results in you having no votes remaining to be cast for the other nine candidates. Should you fill in the “NUMBER OF VOTES” column under the other nine candidates with any number of votes (other than 0), all the votes you cast, including the votes you cast for candidate A and the other nine candidates, shall be invalid; or (b) if you only fill in “0.5 million votes” in the “NUMBER OF VOTES” column under candidate A, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate B, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate C, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate D, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate E, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate F, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate G, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate H, “0.5 million votes” in the “NUMBER OF VOTES” column under candidate I and “0.5 million votes” in the “NUMBER OF VOTES” column under candidate J, the 5 million votes cast by you shall be valid and the remaining 5 million votes uncast shall be regarded as abstain votes.

(v)
please note that if you mark a “✔” and also fill in number of votes cast in the “NUMBER OF VOTES” column under certain candidate(s), such number of votes filled in shall prevail for the counting of votes; if you mark a “✔” without filling in number of votes cast in the “NUMBER OF VOTES” column under certain candidate(s), it shall be deemed that you have cast all your votes to a certain candidate or allocated all your votes to certain candidates equally. For the avoidance of doubt, you are not required to mark “✔” in the “NUMBER OF VOTES” column in respect of Resolutions No. 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09 and 10.10; instead, you should fill in the “NUMBER OF VOTES” column with the number of votes you wish to cast for certain candidate(s).

	(vi)	all ballot paper that is not completed, wrongly completed, illegible or uncast shall be deemed as abstention of voting rights and such voting shall be deemed as invalid.

(vii)
when the total number of votes cast on a certain candidate is more than half of the total number of shares held by all shareholders attending the AGM (before being cumulated), the candidate in question shall be regarded to have been elected. Where the number of elected directors at the AGM is less than the number of directors to be elected, the second round of voting will be required for election of the remaining directors until the number of directors to be elected is fulfilled.

(viii)
when the second round of election is held pursuant to paragraph (vii) above, the calculation of cumulative votes shall be based on the number of directors to be elected in the second round of election.

6.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2019 Annual General Meeting.

* Please delete as appropriate.

Reply Slip for 2019 Annual General Meeting

I/(We)	of

Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of Huaneng Power International,
Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2019 annual general meeting (the “AGM”) to be held at 9:00 a.m. on 16 June 2020 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, The People’s Republic of China.

Signature: _________________________________

Date: _________________________________

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     April 29, 2020